UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Amendment No. 2)*

Under the Securities Exchange Act of 1934

Alibaba Group Holding Limited

(Name of Issuer)

American Depositary Shares (ADS), each representing

one ordinary share, par value $0.000025 per share

(Title of Class of Securities)

01609W102**

(CUSIP Number)

December 31, 2016

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

**This CUSIP number applies to the American Depositary Shares, each representing one ordinary share, par value $0.000025 per share. No CUSIP has been assigned to the ordinary shares.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 01609W102	13G

1.	Name of Reporting Persons: Jack Yun Ma
2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒
3.	SEC Use Only
4.	Citizenship or Place of Organization: The People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power: 152,505,250
	6.	Shared Voting Power: 171,500,000
	7.	Sole Dispositive Power: 1,591,792
	8.	Shared Dispositive Power: 50,000,000
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 324,005,250
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9): 12.78% (1)
12.	Type of Reporting Person (See Instructions): IN

(1) Calculations are based on 2,513,354,233 ordinary shares of the Issuer (“Ordinary Shares”) outstanding, as of December 31, 2016 plus the exercise of options that Jack Yun Ma may be deemed to beneficially own representing the right to acquire 21,000,000 Ordinary Shares.

CUSIP No. 01609W102	13G

1.	Name of Reporting Persons: Joseph C. Tsai
2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒
3.	SEC Use Only
4.	Citizenship or Place of Organization: Canada
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power: 61,827,158
	6.	Shared Voting Power: 171,500,000
	7.	Sole Dispositive Power: 61,827,158
	8.	Shared Dispositive Power: 50,000,000
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 233,327,158
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9): 9.26% (1)
12.	Type of Reporting Person (See Instructions): IN

(1) Calculations are based on 2,513,354,233 Ordinary Shares outstanding, as of December 31, 2016 plus the exercise of options that Joseph C. Tsai may be deemed to beneficially own representing the right to acquire 7,500,000 Ordinary Shares.

CUSIP No. 01609W102	13G

1.	Name of Reporting Persons: Clara Wu Ming-Hua
2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒
3.	SEC Use Only
4.	Citizenship or Place of Organization: United States
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power: 160,000
	6.	Shared Voting Power: 0
	7.	Sole Dispositive Power: 160,000
	8.	Shared Dispositive Power: 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 160,000
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9): 0.01% (1)
12.	Type of Reporting Person (See Instructions): IN

(1) Calculations are based on 2,513,354,233 Ordinary Shares outstanding, as of December 31, 2016.

CUSIP No. 01609W102	13G

1.	Name of Reporting Persons: APN Ltd.
2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒
3.	SEC Use Only
4.	Citizenship or Place of Organization: Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power: 50,000,000
	6.	Shared Voting Power: 0
	7.	Sole Dispositive Power: 50,000,000
	8.	Shared Dispositive Power: 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 50,000,000
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9): 1.99% (1)
12.	Type of Reporting Person (See Instructions): OO

(1) Calculations are based on 2,513,354,233 Ordinary Shares outstanding, as of December 31, 2016.

CUSIP No. 01609W102	13G

1.	Name of Reporting Persons: Jack Ma Philanthropic Foundation
2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒
3.	SEC Use Only
4.	Citizenship or Place of Organization: Island of Guernsey
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power: 0
	6.	Shared Voting Power: 0
	7.	Sole Dispositive Power: 30,914,094
	8.	Shared Dispositive Power: 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 30,914,094
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9): 1.22% (1)
12.	Type of Reporting Person (See Instructions): OO

(1) Calculations are based on 2,513,354,233 Ordinary Shares outstanding, as of December 31, 2016 plus the exercise of options that the Jack Ma Philanthropic Foundation  may be deemed to beneficially own representing the right to acquire 21,000,000 Ordinary Shares.

CUSIP No. 01609W102

1.	Name of Reporting Persons: JC Properties Limited
2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒
3.	SEC Use Only
4.	Citizenship or Place of Organization: British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power: 57,367,988
	6.	Shared Voting Power: 0
	7.	Sole Dispositive Power: 57,367,988
	8.	Shared Dispositive Power: 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 57,367,988
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9): 2.28% (1)
12.	Type of Reporting Person (See Instructions): OO

(1) Calculations are based on 2,513,354,233  Ordinary Shares outstanding, as of December 31, 2016.

CUSIP No. 01609W102	13G

1.	Name of Reporting Persons: Joe and Clara Tsai Foundation Limited
2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒
3.	SEC Use Only
4.	Citizenship or Place of Organization: Island of Guernsey
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power: 11,801,122
	6.	Shared Voting Power: 0
	7.	Sole Dispositive Power: 11,801,122
	8.	Shared Dispositive Power: 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 11,801,122
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9): 0.47% (1)
12.	Type of Reporting Person (See Instructions): OO

(1) Calculations are based on 2,513,354,233 Ordinary Shares outstanding, as of December 31, 2016 plus the exercise of options that the Joe and Clara Tsai Foundation may be deemed to beneficially own representing the right to acquire 7,500,000 Ordinary Shares.

CUSIP No. 01609W102	13G

1.	Name of Reporting Persons: JSP Investment Limited
2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒
3.	SEC Use Only
4.	Citizenship or Place of Organization: British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power: 62,631,376
	6.	Shared Voting Power: 0
	7.	Sole Dispositive Power: 62,631,376
	8.	Shared Dispositive Power: 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 62,631,376
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9): 2.49% (1)
12.	Type of Reporting Person (See Instructions): OO

(1) Calculations are based on 2,513,354,233 Ordinary Shares outstanding, as of December 31, 2016.

CUSIP No. 01609W102	13G

1.	Name of Reporting Persons: MFG Limited
2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒
3.	SEC Use Only
4.	Citizenship or Place of Organization: British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power: 2,745,020
	6.	Shared Voting Power: 0
	7.	Sole Dispositive Power: 2,745,020
	8.	Shared Dispositive Power: 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,745,020
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9): 0.11% (1)
12.	Type of Reporting Person (See Instructions): OO

(1) Calculations are based on 2,513,354,233 Ordinary Shares outstanding, as of December 31, 2016.

CUSIP No. 01609W102	13G

1.	Name of Reporting Persons: MFG II Ltd
2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒
3.	SEC Use Only
4.	Citizenship or Place of Organization: British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power: 1,541,422
	6.	Shared Voting Power: 0
	7.	Sole Dispositive Power: 1,541,422
	8.	Shared Dispositive Power: 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,541,422
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9): 0.06% (1)
12.	Type of Reporting Person (See Instructions): OO

(1) Calculations are based on 2,513,354,233 Ordinary Shares outstanding, as of December 31, 2016.

CUSIP No. 01609W102	13G

1.	Name of Reporting Persons: Parufam Limited
2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒
3.	SEC Use Only
4.	Citizenship or Place of Organization: Bahamas
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power: 21,905,952
	6.	Shared Voting Power: 0
	7.	Sole Dispositive Power: 23,105,952
	8.	Shared Dispositive Power: 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 23,105,952
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9): 0.92% (1)
12.	Type of Reporting Person (See Instructions): OO

(1) Calculations are based on 2,513,354,233 Ordinary Shares outstanding, as of December 31, 2016.

CUSIP No. 01609W102	13G

1.	Name of Reporting Persons: PMH Holding Limited
2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒
3.	SEC Use Only
4.	Citizenship or Place of Organization: British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power: 21,123,178
	6.	Shared Voting Power: 0
	7.	Sole Dispositive Power: 21,123,178
	8.	Shared Dispositive Power: 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 21,123,178
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9): 0.84% (1)
12.	Type of Reporting Person (See Instructions): OO

(1) Calculations are based on 2,513,354,233 Ordinary Shares outstanding, as of December 31, 2016.

CUSIP No. 01609W102	13G

1.	Name of Reporting Persons: Ying Capital Limited
2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒
3.	SEC Use Only
4.	Citizenship or Place of Organization: British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power: 15,457,047
	6.	Shared Voting Power: 0
	7.	Sole Dispositive Power: 15,457,047
	8.	Shared Dispositive Power: 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 15,457,047
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9): 0.61% (1)
12.	Type of Reporting Person (See Instructions): OO

(1) Calculations are based on 2,513,354,233 Ordinary Shares outstanding, as of December 31, 2016 plus the exercise of options that Ying Capital Limited may be deemed to beneficially own representing the right to acquire 10,500,000 Ordinary Shares.

CUSIP No. 01609W102	13G

1.	Name of Reporting Persons: Yun Capital Limited
2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒
3.	SEC Use Only
4.	Citizenship or Place of Organization: British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power: 15,457,047
	6.	Shared Voting Power: 0
	7.	Sole Dispositive Power: 15,457,047
	8.	Shared Dispositive Power: 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 15,457,047
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9): 0.61% (1)
12.	Type of Reporting Person (See Instructions): OO

(1) Calculations are based on 2,513,354,233 Ordinary Shares outstanding, as of December 31, 2016 plus the exercise of options that Yun Capital Limited may be deemed to beneficially own representing the right to acquire 10,500,000 Ordinary Shares.

STATEMENT ON SCHEDULE 13G

Item 1. (a).	Name of Issuer Alibaba Group Holding Limited, a Cayman Islands company (the “Issuer”).
Item 1. (b).	Address of Issuer’s Principal Executive Offices: c/o Alibaba Group Services Limited 26/F Tower One, Times Square 1 Matheson Street, Causeway Bay Hong Kong S.A.R.

Item 2(a).

Name of Person Filing
This Amendment No. 2 to the Schedule 13G filed on February 17, 2015, as amended by Amendment No. 1 thereto filed on February 16, 2016,  is filed on behalf of Jack Yun Ma, Joseph C. Tsai and Clara Wu Ming-Hua; APN Ltd., a Cayman Islands company; Jack Ma Philanthropic Foundation, an Island of Guernsey trust; JC Properties Limited, a British Virgin Islands company; Joe and Clara Tsai Foundation Limited, an Island of Guernsey trust; JSP Investment Limited, a British Virgin Islands company; MFG Limited, a British Virgin Islands company; MFG II Ltd, a British Virgin Islands company, Parufam Limited, a Bahamas corporation; PMH Holding Limited, a British Virgin Islands company; Ying Capital Limited, a British Virgin Islands company; and Yun Capital Limited, a British Virgin Islands company.

Jack Yun Ma, Joseph C. Tsai, Clara Wu Ming-Hua, APN Ltd., Jack Ma Philanthropic Foundation, JC Properties Limited, Joe and Clara Tsai Foundation Limited, JSP Investment Limited, MFG Limited, MFG II Ltd, Parufam Limited, PMH Holding Limited, Ying Capital Limited and Yun Capital Limited are collectively referred to herein as the “Reporting Persons.”

Item 2(b).

Address of Principal Business Office
The principal business address for Jack Yun Ma is 969 West Yi Road, Yu Hang District, Hangzhou 311121, the People’s Republic of China.

The principal business address for each of Joseph C. Tsai and Clara Wu Ming-Hua is c/o Alibaba Group Services Limited, 26/F Tower One, Times Square, 1 Matheson Street, Causeway Bay, Hong Kong S.A.R.

The principal business address for APN Ltd. is Fourth Floor, One Capital Place, P.O. Box 847, Grand Cayman, KY1-1103, Cayman Islands.

The principal business address for Jack Ma Philanthropic Foundation is Park Place, Park Street, St. Peter Port, Guernsey, GY1 1EE.

The principal business address for JC Properties Limited is Woodbourne Hall, Road Town, Tortola, British Virgin Islands.

The principal business address for JSP Investment Limited is P.O. Box 916, Woodbourne Hall, Road Town, Tortola, British Virgin Islands.

The principal business address for Joe and Clara Tsai Foundation Limited is Helvetia Court, South Esplanade, St Peter Port, Guernsey GY1 4EE.

The principal business address for each of MFG Limited, MFG II Ltd and PMH Holding Limited is Trident Chambers, P.O. Box 146, Road Town, Tortola, British Virgin Island.

The principal business address for Parufam Limited is Suite 200B, 2nd Floor, Centre of Commerce, One Bay Street, P.O. Box N-3944, Nassau, Bahamas.

The principal business address for each of Ying Capital Limited and Yun Capital Limited is Woodbourne Hall, Road Town, Tortola, British Virgin Islands.

Item 2(c).	Citizenship See Item 4 of each cover page.
Item 2(d).

Title of Class of Securities:
American Depositary Shares (“ADS”), each representing one Ordinary Share, par value $0.000025 per share (each, an “Ordinary Share”). References herein to the number of Ordinary Shares beneficially owned by the Reporting Persons may include ADS beneficially owned by such persons.

Item 2(e).	CUSIP Number: 01609W102

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
Not Applicable.

Item 4.	Ownership.

All information is as of December 31, 2016. Beneficial ownership for the purposes of this Schedule 13G is defined in accordance with Rule 13d-3(a) promulgated under the Securities and Exchange Act of 1934, as amended. The beneficial owner of a security includes any person who, directly or indirectly, through any contract, arrangement, understanding, relationship or otherwise has or shares: (1) voting power, which includes the power to vote, or direct the voting of, such security; and/or (2) investment power, which includes the power to dispose of, or direct the disposition of, such security.

(a)

Beneficial Ownership:

The information required by Items 4(a) — (c) is set forth in Rows 5-11 of the cover page hereto for each Reporting Person and is incorporated herein by reference for each such Reporting Person.

Voting Agreement

The Issuer, Jack Yun Ma, Joseph Tsai, Yahoo! Inc. and SoftBank Group Corp. are parties to a Voting Agreement, dated as of September 18, 2014 (the “Voting Agreement”). Pursuant to the Voting Agreement, the parties thereto agreed, among other things, that:

•                  SoftBank Group Corp. be permitted to nominate one director to the Issuer’s board of directors for so long as SoftBank Group Corp. and certain of its affiliates own 15% or more of the Issuer’s outstanding Ordinary Shares;

•                  SoftBank Group Corp. will (i) vote its Ordinary Shares in favor of the election of persons nominated to be directors by Lakeside Partners, L.P., a Cayman limited partnership (the “Alibaba Partnership”) until SoftBank Group Corp. and certain of its affiliates own less than 15% of the Issuer’s outstanding Ordinary Shares and (ii) grant the voting power of any portion of its holdings in Ordinary Shares exceeding 30% of the Issuer’s outstanding Ordinary Shares to Jack Yun Ma and Joseph Tsai by proxy;

•                  Yahoo! Inc. will (i) vote any Ordinary Shares owned by Yahoo! Inc. or certain of its affiliates in favor of the election of all of the Alibaba Partnership’s director nominees and the SoftBank Group Corp. director nominee for so long as SoftBank Group Corp. and certain of its affiliates own 15% or more of the Issuer’s outstanding Ordinary Shares and (ii) grant the voting power over any Ordinary Shares it owns, up to 121,500,000 Ordinary Shares, to Jack Yun Ma and Joseph Tsai by proxy;  and

•                  Jack Yun Ma and Joseph Tsai will each vote the Ordinary Shares they own and any other Ordinary Shares over which they hold voting rights in favor of the election of the SoftBank Group Corp. director nominee for so long as SoftBank Group Corp. and certain of its affiliates own 15% or more of the Issuer’s outstanding Ordinary Shares.

SoftBank Group Corp.’s and Yahoo! Inc.’s proxy obligations described in clause (ii) in the second bullet and the third bullet above, respectively, shall (1) not apply in respect of any proposal submitted to the Issuer’s shareholders that may result in an issuance of Ordinary Shares or other equity interests of the Issuer, including securities exchangeable or convertible into Ordinary Shares, that would increase the amount of the Issuer’s then-outstanding Ordinary Shares by 3% or more and (2) terminate when Jack Yun Ma owns less than 1% of the Issuer’s issued and outstanding Ordinary Shares on a fully diluted basis or if the Issuer materially breaches the Voting Agreement.

Based on the voting arrangements among the parties to the Voting Agreement described above and certain relationships described below, each of Jack Yun Ma, Joseph Tsai, Yahoo! Inc., Altaba Holdings Hong Kong Limited, SoftBank Group Corp., SBBM Corporation, West Raptor Holdings LLC and SB HP Holdco may be deemed to be members of a group that may have been deemed to beneficially own the following Ordinary Shares as of December 31, 2016:

•                  635,218,577 Ordinary Shares held directly by SoftBank Group Corp. (f/k/a SoftBank Corp.);

•                  15,000,000 Ordinary Shares held directly by SBBM Corporation, an affiliate of SoftBank Group Corp.;

•                  86,064,000 Ordinary Shares held directly by West Raptor Holdings LLC, an affiliate of SoftBank Group Corp.;

•                  15,514,459 Ordinary Shares held directly by SB HP Holdco, an affiliate of SoftBank Group Corp.;

•                  92,626,716 Ordinary Shares held directly by Yahoo! Inc.;

•                  290,938,700 Ordinary Shares held directly by Altaba Holdings Hong Kong Limited (f/k/a Yahoo! Hong Kong Holdings Limited), an affiliate of Yahoo! Inc.;

•                  1,591,792 Ordinary Shares held directly by Jack Yun Ma;

•                  1,510,464 Ordinary Shares held directly by Joseph Tsai;

•                  160,000 Ordinary Shares held directly by Clara Wu Ming-Hua, Joseph Tsai’s spouse;

•                  1,200,000 Ordinary Shares held directly by Alternate Solutions Management Limited (see the section below entitled “—Alternate Solutions Management Limited” for more information about these Ordinary Shares);

•                  50,000,000 Ordinary Shares held directly by APN Ltd. (see the section below entitled “—APN Ltd.” for more information about these Ordinary Shares);

•                  57,367,988 Ordinary Shares held directly by JC Properties Limited (see the section below entitled “—JC Properties Limited” for more information about these Ordinary Shares);

•                  4,301,122 Ordinary Shares and 7,500,000 options to purchase Ordinary Shares held directly by Joe and Clara Tsai Foundation Limited (see the section below entitled “—Joe and Clara Tsai Foundation Limited” for more information about these options).

•                  62,631,376 Ordinary Shares held directly by JSP Investment Limited (see the section below entitled “—JSP Investment Limited” for more information about these Ordinary Shares);

•                  2,745,020 Ordinary Shares held directly by MFG Limited (see the section below entitled “—MFG Limited and MFG II Ltd” for more information about these Ordinary Shares);

•                  1,541,422 Ordinary Shares held directly by MFG II Ltd (see the section below entitled “—MFG Limited and MFG II Ltd” for more information about these Ordinary Shares);

•                  21,905,952 Ordinary Shares held directly by Parufam Limited (see the section below entitled “—Parufam Limited” for more information about these Ordinary Shares);

•                  21,123,178 Ordinary Shares held directly by PMH Holding Limited (see the section below entitled “—PMH Holding Limited” for more information about these Ordinary Shares);

•                  4,957,047 Ordinary Shares and 10,500,000 options to purchase Ordinary Shares held directly by Ying Capital Limited (see the section below entitled “—Ying Capital Limited and Yun Capital Limited” for more information about these options); and

•                  4,957,047 Ordinary Shares and 10,500,000 options to purchase Ordinary Shares held directly by Yun Capital Limited (see the section below entitled “—Ying Capital Limited and Yun Capital Limited” for more information about these options).

Alternate Solutions Management Limited

As of December 31, 2016, Parufam Limited, an entity affiliated with Joseph Tsai as described below, beneficially owned certain preferred shares of Alternate Solutions Management Limited which were exchangeable at his election into 1,200,000 Ordinary Shares and may, therefore, have been deemed to beneficially own such Ordinary Shares. Alternate Solutions Management Limited has granted Joseph Tsai an irrevocable proxy to vote a number of Ordinary Shares owned by Alternate Solutions Management Limited equal to the number of Ordinary Shares into which he could exchange his preferred shares of Alternate Solutions Management Limited.

APN Ltd.

As of December 31, 2106, APN Ltd. directly held 50,000,000 Ordinary Shares. Jack Yun Ma is the majority equityholder, Joseph Tsai the minority equityholder and Jack Yun Ma and Joseph Tsai are directors of APN Ltd. Accordingly, Jack Yun Ma and Joseph Tsai may have been deemed to share voting and dispositive power over the Ordinary Shares owned by APN Ltd. and therefore, be deemed to beneficially own such Ordinary Shares. APN Ltd. has granted Joseph Tsai a revocable proxy to vote 15,000,000 Ordinary Shares owned by APN Ltd.

JC Properties Limited

As of December 31, 2016,  JC Properties Limited directly held 57,367,988 Ordinary Shares. Cathy Ying Zhang, Jack Yun Ma’s spouse, is the sole director of JC Properties Limited and may, therefore, have been deemed to beneficially own such Ordinary Shares.  JC Properties Limited and Cathy Ying Zhang on its behalf have granted Jack Yun Ma a revocable proxy to vote the Ordinary Shares owned by JC Properties Limited.

Joe and Clara Tsai Foundation Limited

As of December 31, 2016, the Joe and Clara Tsai Foundation Limited directly held 4,301,122 Ordinary Shares and 7,500,000 options which were exercisable, in whole or in part, at the holder’s discretion and which represented the right to receive 7,500,000 Ordinary Shares upon exercise. Accordingly, the Joe and Clara Tsai Foundation Limited may have been deemed to have voting power with respect to such Ordinary Shares and the Ordinary Shares underlying such options.  For each of the eight years beginning September 18, 2015, the Joe and Clara Tsai Foundation Limited may sell up to 1,875,000 Ordinary Shares acquired from the exercise of such options per year (plus any options or Ordinary Shares not sold in prior years). Joseph Tsai has the sole power to direct voting and investment decisions with respect to the Ordinary Shares and options held by the Joe and Clara Tsai Foundation Limited and, accordingly, may be deemed to have beneficial ownership of the Ordinary Shares held by the Joe and Clara Tsai Foundation Limited.

JSP Investment Limited

As of December 31, 2016, JSP Investment Limited directly held 62,631,376 Ordinary Shares. Cathy Ying Zhang is the sole director of JSP Investment Limited and may, therefore, have been deemed to beneficially own such Ordinary Shares. JSP Investment Limited and Cathy Ying Zhang on its behalf have granted Jack Yun Ma a revocable proxy to vote the Ordinary Shares owned by JSP Investment Limited.

MFG Limited and MFG II Ltd

As of December 31, 2016, MFG Limited directly held 2,745,020 Ordinary Shares and MFG II Ltd directly held 1,541,422 Ordinary Shares. Joseph Tsai is the sole director of each of MFG Limited and MFG II Ltd, has voting and dispositive power over such Ordinary Shares, and may, therefore, have been deemed to beneficially own the Ordinary Shares owned by MFG Limited and MFG II Ltd. MFG Limited and MFG II Ltd have each also granted Joseph Tsai a revocable proxy to vote the Ordinary Shares owned by MFG Limited and MFG II Ltd, respectively.

Parufam Limited

As of December 31, 2016, Parufam Limited directly held 21,905,952 Ordinary Shares. Joseph Tsai is a director of Parufam Limited and has been granted a revocable proxy to vote the Ordinary Shares owned by Parufam Limited. Joseph Tsai may, therefore, have been deemed to beneficially own the Ordinary Shares owned by Parufam Limited.

PMH Holding Limited

As of December 31, 2016,  PMH Holding Limited directly held 21,123,178 Ordinary Shares. Joseph Tsai is the sole director of PMH Holding Limited with voting and dispositive power over the Ordinary Shares owned by PMH Holding Limited and may, therefore, have been deemed to beneficially own such Ordinary Shares. PMH Holding Limited has also granted Joseph Tsai a revocable proxy to vote the Ordinary Shares owned by PMH Holding Limited.

Ying Capital Limited and Yun Capital Limited

As of December 31, 2016,  each of Ying Capital Limited and Yun Capital Limited was the direct holder of 4,957,047 Ordinary Shares and 10,500,000 options which were exercisable, in whole or in part, at the holder’s discretion and which represented the right to receive 10,500,000 Ordinary Shares upon exercise. Accordingly, each of Ying Capital Limited and Yun Capital Limited may have been deemed to have voting power with respect to such Ordinary Shares and the Ordinary Shares underlying such options. For each of the eight years beginning September 18, 2015, each of Ying Capital Limited and Yun Capital Limited may sell up to 2,187,500 Ordinary Shares (or one-eighth of the total number of Ordinary Shares subject to the options) acquired from the exercise of such options per year (plus any options or Ordinary Shares unsold from previous tranches).

Each of Ying Capital Limited and Yun Capital Limited has agreed to grant Jack Yun Ma a revocable proxy to vote the Ordinary Shares owned by such entity and, accordingly, Jack Yun Ma may have been deemed to have voting power over the aggregate 9,914,094 Ordinary Shares and 21,000,000 Ordinary Shares underlying the options held by Ying Capital Limited and Yun Capital Limited. Lion International Management Limited, a professional management company, is sole director of each of Ying Capital Limited and Yun Capital Limited. The Jack Ma Philanthropic Foundation is the sole shareholder of each of Ying Capital Limited and Yun Capital Limited. Lion International Management Limited is required to take investment direction with respect to the shares held by Ying Capital Limited and Yun Capital Limited from the Investment Committee of the Jack Ma Philanthropic Foundation. The Jack Ma Philanthropic Foundation and Cathy Ying Zhang, as the sole member of the Jack Ma Philanthropic Foundation Investment Committee, therefore, may each have been deemed to beneficially own the aggregate 9,914,094 Ordinary Shares and 21,000,000 options over which Ying Capital Limited and Yun Capital Limited had dispositive power as of December 31, 2016.

	(b)	Percent of class: See Item 11 of each cover page, which is based upon Item 9 of each cover page. See also Item 4(a) above.
	(c)	Number of shares as to which the person has:
		(i)	Sole power to vote or to direct the vote See Item 5 of each cover page. See also Item 4(a) above.
		(ii)	Shared power to vote or to direct the vote See Item 6 of each cover page. See also Item 4(a) above.
		(iii)	Sole power to dispose or to direct the disposition of See Item 7 of each cover page. See also Item 4(a) above.
		(iv)	Shared power to dispose or to direct the disposition of See Item 8 of each cover page. See also Item 4(a) above.

Item 5.	Ownership of Five Percent or Less of a Class
Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Certain family trusts have the power to direct the receipt of dividends from, or the proceeds from the sale of, Ordinary Shares held by JC Properties Limited, JSP Investment Limited and Parufam Limited. The Donation Committee of the Jack Ma Philanthropic Foundation, which is made up of Jack Yun Ma and Cathy Ying Zhang, has the power to direct the receipt of dividends from, or the proceeds from the sale of, Ordinary Shares held by Ying Capital Limited and Yun Capital Limited. The Joe and Clara Tsai Foundation has the power to direct the receipt of dividends from, or the proceeds from the sale of, Ordinary Share held by the Joe and Clara Tsai Foundation Limited.

Except as set forth above and in Item 4 hereof, to the best knowledge of the Reporting Persons, no one other than the Reporting Persons or the equityholders of the Reporting Persons, where applicable, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of outstanding Ordinary Shares.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

The parties to the Voting Agreement may be deemed to be a “group” pursuant to Rule 13d-5 of the Exchange Act. If the parties to the Voting Agreement are deemed to be a group, the members of such group would be the Reporting Persons, SoftBank Group Corp., Yahoo! Inc., Altaba Holdings Hong Kong Limited, SBBM Corporation, West Raptor Holdings LLC and SB HP Holdco.

The Reporting Persons have agreed to jointly file this Amendment No. 2 to Schedule 13G in accordance with Rule 13d-1(k) of the Exchange Act, the agreement with respect to which is attached hereto as Exhibit 99.1.  Each Reporting Person expressly disclaims beneficial ownership with respect to any Ordinary Shares of the Issuer other than the Ordinary Shares directly held by such Reporting Person.

Item 9.	Notice of Dissolution of Group.
Not Applicable.

Item 10.	Certification.
Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2017

JACK YUN MA

By:	/s/ TIMOTHY A. STEINERT
	Name:	Timothy A. Steinert
	Title:	Attorney-in-Fact

JOSEPH C. TSAI

By:	/s/ TIMOTHY A. STEINERT
	Name:	Timothy A. Steinert
	Title:	Attorney-in-Fact

CLARA WU MING-HUA

By:	/s/ TIMOTHY A. STEINERT
	Name:	Timothy A. Steinert
	Title:	Attorney-in-Fact

APN LTD.

By:	Jack Yun Ma, its director

By:	/s/ TIMOTHY A. STEINERT
	Name:	Timothy A. Steinert
	Title:	Attorney-in-Fact

JACK MA PHILANTHROPIC FOUNDATION

By:	HSBC Trustee (Guernsey), its trustee

By:	/s/ TIMOTHY A. STEINERT
	Name:	Timothy A. Steinert
	Title:	Attorney-in-Fact

JC PROPERTIES LIMITED

By:	Cathy Ying Zhang, its director

By:	/s/ TIMOTHY A. STEINERT
	Name:	Timothy A. Steinert
	Title:	Attorney-in-Fact

JOE AND CLARA TSAI FOUNDATION LIMITED

By:	Primary Management Limited, its director

By:	/s/ TIMOTHY A. STEINERT
	Name:	Timothy A. Steinert
	Title:	Attorney-in-Fact

JSP INVESTMENT LIMITED

By:	Cathy Ying Zhang, its director

By:	/s/ TIMOTHY A. STEINERT
	Name:	Timothy A. Steinert
	Title:	Attorney-in-Fact

MFG LIMITED

By:	Joseph C. Tsai, its director

By:	/s/ TIMOTHY A. STEINERT
	Name:	Timothy A. Steinert
	Title:	Attorney-in-Fact

[Signature Page to Schedule 13G]

MFG II LTD

By:	Joseph C. Tsai, its director

By:	/s/ TIMOTHY A. STEINERT
	Name:	Timothy A. Steinert
	Title:	Attorney-in-Fact

PARUFAM LIMITED

By:	Joseph C. Tsai, its director

By:	/s/ TIMOTHY A. STEINERT
	Name:	Timothy A. Steinert
	Title:	Attorney-in-Fact

PMH HOLDING LIMITED

By:	Joseph C. Tsai, its director

By:	/s/ TIMOTHY A. STEINERT
	Name:	Timothy A. Steinert
	Title:	Attorney-in-Fact

YING CAPITAL LIMITED

By:	Lion International Management Limited, its director

By:	/s/ TIMOTHY A. STEINERT
	Name:	Timothy A. Steinert
	Title:	Attorney-in-Fact

YUN CAPITAL LIMITED

By:	Lion International Management Limited, its director

By:	/s/ TIMOTHY A. STEINERT
	Name:	Timothy A. Steinert
	Title:	Attorney-in-Fact

[Signature Page to Schedule 13G]